Exhibit 11
Pinnacle Entertainment, Inc.
Computation of Earnings Per Share

	For the three months ended March 31,
	Basic		Diluted (a)
	2009	2008	2009	2006
Average number of common shares outstanding	60,008	59,949	60,008	59,949
Average common shares due to assumed conversion of stock options	—	—	1,868	136

Total shares	60,008	59,949	61,876	60,085

Income (loss) from continuing operations, net	$1,227	$(15,759)	$1,227	$(15,759)
Income (loss) from discontinued operations, net	(296)	20,813	(296)	20,813

Net income	$931	$5,054	$931	$5,054

Per share data:
Income (loss) from continuing operations, net	$0.02	$(0.26)	$0.02	$(0.26)
Income (loss) from discontinued operations, net	—	0.34	—	0.34

Net income per share	$0.02	$0.08	$0.02	$0.08

(a)	When the computed diluted values are antidilutive, the basic per share values are presented on the face of the Consolidated Income Statements.